United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs the Audit and Risks Committee’s new composition

Rio de Janeiro, May 15th, 2025 - Vale S.A. ("Vale" or "Company") informs that its Board of Directors approved on this date the new composition of Vale’s Audit and Risks Committee (“Committee”) for the 2025-2027 term.

Mr. Ollie Oliveira will continue to serve as the Committee's Coordinator and Financial Expert, in accordance with the Committee’s internal regulations and, as members, Ms. Heloísa Belotti Bedicks and Mr. Reinaldo Duarte Castanheira Filho, who also have financial and industry expertise respectively. Additionally, Ms. Rachel Maia has been appointed as a new member of the Committee. Ms. Maia has served as an independent director of Vale since 2021 and brings extensive experience in executive leadership, corporate governance, and finance. Therefore, the Committee is composed entirely of independent members and now has a total of four members.

The director’s resumes are available for consultation on the Company's Reference Form, available on Vale's website. Vale's Audit and Risks Committee is a statutory advisory committee to the Board of Directors, and its main objective is to oversee the quality and integrity of financial reports, compliance with legal, statutory, and regulatory standards, the adequacy of risk management-related processes, and the internal and independent auditors’ activities.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 15, 2025		Director of Investor Relations